Exhibit 99.1

ANNUAL INFORMATION UPDATE	28 April 2006

In accordance with Prospectus Rule 5.2, the information below has been published or made available to the public in the twelve months up to and including 28 April 2006 in respect of Royal & Sun Alliance Insurance Group plc.

The following announcements have been available via a Regulatory Information Service:

Date	Regulatory Information Service Announcement
27 Apr 2006	US Bond Exchange Offer
20 Apr 2006	US Bond Exchange Offer
13 Apr 2006	Notice of Results
12 Apr 2006	Holding(s) in Company
29 Mar 2006	Agreement with Resolution Plc
29 Mar 2006	Resolution PLC preference share purchase
23 Mar 2006	Dividend Declaration
23 Mar 2006	Holding(s) in Company
22 Mar 2006	Holding(s) in Company
09 Mar 2006	Final Results – Part 3
09 Mar 2006	Final Results – Part 2
09 Mar 2006	Final Results – Part 1
03 Mar 2006	Director/PDMR Shareholding
03 Mar 2006	Blocklisting Interim Review
03 Mar 2006	Blocklisting Interim Review
03 Mar 2006	Blocklisting Interim Review
22 Feb 2006	Balfour Beatty PLC Holding(s) in Company
16 Feb 2006	Holding(s) in Company
09 Feb 2006	Notice of Results
12 Jan 2006	Blocklisting Interim Review
14 Dec 2005	Director/PDMR Shareholding
14 Dec 2005	Completion of sale of holding in Rothschilds
08 Dec 2005	Holding(s) in Company
01 Dec 2005	Director/PDMR Shareholding
30 Nov 2005	Scrip Dividend Scheme
18 Nov 2005	Holding(s) in Company – Amendment
18 Nov 2005	Holding(s) in Company
10 Nov 2005	3rd Quarter Results – Part 3
10 Nov 2005	3rd Quarter Results – Part 2
10 Nov 2005	3rd Quarter Results – Part 1
02 Nov 2005	Directorate Change
02 Nov 2005	US Update
13 Oct 2005	Acquisition of Cruz del Sur
07 Oct 2005	Notice of Results
06 Oct 2005	Acquisition of the Business of Morgex Insurance Group in Canada
04 Oct 2005	US Court of Appeals' Decision Regarding Student Finance Corporation
26 Sep 2005	Director/PDMR Shareholding – Amendment
13 Sep 2005	Director/PDMR Shareholding
06 Sep 2005	Claims Resulting from Hurricane Katrina
02 Sep 2005	Holding(s) in Company
01 Sep 2005	Blocklisting Interim Review
01 Sep 2005	Blocklisting Interim Review
01 Sep 2005	Blocklisting Interim Review
01 Sep 2005	Blocklisting Interim Review
30 Aug 2005	Holding(s) in Company
24 Aug 2005	Statement re Scrip Dividend Scheme
22 Aug 2005	Holding(s) in Company
19 Aug 2005	Holding(s) in Company
19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding

19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding
19 Aug 2005	Director/PDMR Shareholding
15 Aug 2005	Doc re. Interim Results
11 Aug 2005	Interim Results – Part 3
11 Aug 2005	Interim Results – Part 2
11 Aug 2005	Interim Results – Part 1
29 Jul 2005	Notice of Results
29 Jul 2005	Disposal of US Nonstandard Auto business
28 Jul 2005	Statement re UK Defined Benefit Pension Schemes
02 Jul 2005	Blocklisting Interim Review
02 Jul 2005	Blocklisting Interim Review
01 Jul 2005	Blocklisting Interim Review
01 Jul 2005	Blocklisting Interim Review
22 Jun 2005	Jardine Strategic Acquisition
22 Jun 2005	Royal & Sun Alliance Royal & SunAlliance sells holding in Rothschilds
17 Jun 2005	Merrill Lynch (EPT) EPT Disclosure
17 Jun 2005	Aviva PLC Rule 8.3
17 Jun 2005	Schroders PLC Rule 8.3
17 Jun 2005	State Street Global Rule 8.3
17 Jun 2005	J.P. Morgan Securities Ltd EPT Disclosure
14 Jun 2005	Rule 2.10 Announcement
13 Jun 2005	Corvus Capital Inc
06 Jun 2005	Director Shareholding
02 Jun 2005	Director Shareholding
02 Jun 2005	Director Shareholding
02 Jun 2005	Director Shareholding
01 Jun 2005	Scrip dividend scheme
27 May 2005	Holding(s) in Company
27 May 2005	Doc re. Resolutions Passed at AGM
17 May 2005	Director Shareholding
12 May 2005	1st Quarter Results
04 May 2005	Directorate Change
28 Apr 2005	Doc re. Depositary's Notice of Shareholders'
26 Apr 2005	Annual report & accounts
25 Apr 2005	Holding(s) in Company
21 Apr 2005	Notice of Results

Details of the above regulatory announcements in respect of Royal & Sun Alliance Insurance Group plc can be found on the Company’s internet site at: http://www.royalsunalliance.com/royalsun/ir/rns.jsp

The company has also made the following filings with Companies House:

Date	Item	Description
12 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option
12 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option
12 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option
12 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option
12 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option
10 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option
10 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option
04 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option
04 Apr 2006	Form 88(2)	Return of allotment of shares on exercise of share option

31 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
31 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
31 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
08 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
08 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
08 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
08 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
08 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
03 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
03 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
03 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
03 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
03 Mar 2006	Form 88(2)	Return of allotment of shares on exercise of share option
21 Feb 2006	Form 88(2)	Return of allotment of shares on exercise of share option
21 Feb 2006	Form 88(2)	Return of allotment of shares on exercise of share option
21 Feb 2006	Form 288c	Change of director’s particulars
16 Feb 2006	Form 88(2)	Return of allotment of shares on exercise of share option
16 Feb 2006	Form 88(2)	Return of allotment of shares on exercise of share option
16 Feb 2006	Form 88(2)	Return of allotment of shares on exercise of share option
16 Feb 2006	Form 88(2)	Return of allotment of shares on exercise of share option
13 Feb 2006	Form 88(2)	Return of allotment of shares on exercise of share option
13 Feb 2006	Form 88(2)	Return of allotment of shares on exercise of share option
26 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
26 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
26 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
26 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
20 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
16 Jan 2006	Form 88(2)	Return of allotment of shares on exercise of share option
09 Jan 2006	Form 288a	Director appointed
15 Dec 2005	Form 88(2)	Return of allotment of shares on exercise of share option
02 Dec 2005	Form 88(2)	Return of allotment of shares on exercise of share option
30 Nov 2005	Form 88(2)	Return of allotment of shares on exercise of share option
30 Nov 2005	Form 88(2)	Return of allotment of shares on exercise of share option
22 Nov 2005	Form 88(2)	Return of allotment of shares on exercise of share option
15 Nov 2005	Form 88(2)	Return of allotment of shares on exercise of share option
15 Nov 2005	Form 88(2)	Return of allotment of shares on exercise of share option
10 Nov 2005	Form 88(2)	Return of allotment of shares on exercise of share option
28 Oct 2005	Form 88(2)	Return of allotment of shares on exercise of share option
11 Oct 2005	Form 88(2)	Return of allotment of shares on exercise of share option
19 Sep 2005	Form 88(2)	Return of allotment of shares on exercise of share option
16 Sep 2005	Form 88(2)	Return of allotment of shares on exercise of share option
16 Sep 2005	Form 88(2)	Return of allotment of shares on exercise of share option
16 Sep 2005	Form 88(2)	Return of allotment of shares on exercise of share option
14 Sep 2005	Form 88(2)	Return of allotment of shares on exercise of share option
08 Sep 2005	Form 88(2)	Return of allotment of shares on exercise of share option
08 Sep 2005	Form 88(2)	Return of allotment of shares on exercise of share option
08 Sep 2005	Form 88(2)	Return of allotment of shares on exercise of share option
22 Aug 2005	Form 88(2)	Return of allotment of shares on exercise of share option
29 Jul 2005	Form 88(2)	Return of allotment of shares on exercise of share option
29 Jul 2005	Form 88(2)	Return of allotment of shares on exercise of share option
29 Jul 2005	Form 88(2)	Return of allotment of shares on exercise of share option
29 Jul 2005	Form 88(2)	Return of allotment of shares on exercise of share option

27 Jul 2005	Form 88(2)	Return of allotment of shares on exercise of share option
22 Jun 2005	Form 88(2)	Return of allotment of shares on exercise of share option
15 Jun 2005	AA	Group of companies’ accounts made up to 31.12.04
10 Jun 2005	RES	Resolutions passed at Annual General Meeting
03 Jun 2005	Form 88(2)	Return of allotment of shares on exercise of share option
20 May 2005	Form 88(2)	Return of allotment of shares on exercise of share option
12 May 2005	Form 88(2)	Return of allotment of shares on exercise of share option
12 May 2005	Form 88(2)	Return of allotment of shares on exercise of share option
03 May 2005	Form 88(2)	Return of allotment of shares on exercise of share option
19 Apr 2005	Form 363s	Annual Return made up to 31 March 2005

Copies of the above documents filed at Companies House can be obtained from Companies House or via the internet through Companies House Direct at www.direct.companieshouse.gov.uk

The Company’s Annual Report for the year ended 2005 can be found at www.royalsun.com/rsaar/ .

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information is also available regarding the Company and its activities via the Company’s website at www.royalsunalliance.com.

Any queries regarding this Annual Information Update should be directed to Luke Thomas (Group Deputy Secretary, Royal & Sun Alliance Insurance Group plc) on Tel: +44 (0) 20 7111 7000.

ENDS